March 17, 2006

Mail Stop 3561

 BY U.S. Mail and Facsimile [ (502) 244 - 1327 ]

 Mr. Anthony R. Russo
   President and Chief Executive Officer
 AMERICAN BUSINESS CORPORATION
11921 Brinley Avenue
Louisville, Kentucky  40243

 	Re:	American Business Corporation
 		Item 4.01 Form 8-K, filed March 6, 2006
 		Item 4.01 Form 8-K/A, filed March 9, 2006
 		File No. 33-16417-LA

Dear Mr. Russo:

	We have reviewed the above referenced filings for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments. Certain comments request supplemental information and others may require amendments to certain of your filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Amendments, as necessary, should be filed immediately.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Anthony R. Russo
American Business Corporation
March 17, 2006
Page 2

Item 4.01 Form 8-K

1. Reference is made to the disclosure in your Item 4.01 Form 8-K filed on March 6, 2006 with respect to the resignation of Rosenberg
Rich Baker Berman & Company ("RRBB"), your former independent public
accountants, on December 20, 2005 and that you have requested RRBB to
provide us with a letter (Exhibit 16 letter) stating whether it agrees with your statements made therein. We further note the amended Item 4.01 Form 8-K filed on March 9, 2006 indicating that the resignation of RRBB had been previously reported and that you are deleting the disclosure included in the March 6, 2006 Item 4.01 Form
8-K with respect to the reporting of the resignation of RRBB. However we note, in an amended Item 4.01 Form 8-K previously filed with us on July 7, 2005, that you reported that RRBB had resigned on
June 15, 2005.  Supplementally tell us the exact date RRBB
resigned
as your independent public accountants.  It appears that RRBB did not
actually resign until December 20, 2005 or they were re-engaged after
the June 15, 2005 resignation. To the extent RRBB was re-engaged subsequent to the June 15, 2005 resignation date, tell us why you did not file an Item 4.01 Form 8-K to report this event, and file the required Item 4.01 Form 8-K. Explain to us the intervening events of
RRBB`s independent auditor status with you from June 15, 2005 through
December 20, 2005. If the December 20, 2005 resignation date, as reported in the March 6, 2006 filing, was in error, please tell us and explain how this error occurred. If the actual and final resignation date is December 20, 2005, the 8-K filed on March 6, 2006 should not have been retracted with regard to the disclosures related to the resignation of RRBB. We may have further comments upon your response and revisions.

In addition, with respect to your June 30, 2005 and September 30, 2005 Quarterly Reports on Forms 10-QSB filed with us on August 12, 2005 and November 23, 2005, respectively, tell us whether these unaudited interim financial statements were reviewed by an independent auditor as required by Item 310(b) of Regulation S-B. If so, tell us the name of the independent auditor and when the auditor was engaged to perform the review. Otherwise, if the interim financial statements have not been reviewed, they are considered to be materially deficient and are unacceptable in Commission filings, and therefore the Forms 10-QSB are considered delinquent. Please advise in detail. We may have further comment after review of your response.

2. We note that effective March 1, 2006, you engaged Mountjoy & Bressler, LLP, as your new independent auditors. Tell us which fiscal year and interim quarterly periods this firm was engaged to audit and/or review. We may have further comments after review of your response.


Anthony R. Russo
American Business Corporation
March 17, 2006
Page 3

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Comments

	Any questions concerning the above comments may be directed to
Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or in her absence to the undersigned below at (202) 551-3804.

								Sincerely,



								Robert Benton
								Senior Staff Accountant

??

(..continued)